UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

Samuel S. Lee

c/o Prospect Medical Holdings, Inc.

10780 Santa Monica Blvd., Suite 400

Los Angeles, CA  90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 This filing is being made to further amend the Schedule 13D previously filed by Samuel S. Lee on August 20, 2007, as previously amended, solely to amend and restate Item 2(a)-(c).  There have been no other changes to the information previously reported in the August 20, 2007 Schedule 13D filing, as amended.

Item 2.	Identity and Background
(a)-(c)

This statement on Schedule 13D (the “Statement”) is filed by Samuel S. Lee, whose business address is c/o Prospect Medical Holdings, Inc., 10780 Santa Monica Blvd., Suite 400, Los Angeles, California  90025.  Mr. Lee is the Chief Executive Officer of the Issuer and both the Chief Executive Officer and sole Manager of Alta Hospital Systems, LLC, a California limited liability company.  In addition, Mr. Lee was appointed to the positions of (i) Chairman of the Board of Directors of each of the Issuer and Prospect Medical Systems, Inc., a Delaware corporation, (ii) the Chief Executive Officer of each of Sierra Medical Management, Inc., a Delaware corporation, Prospect Hospital Advisory Services, Inc., a Delaware corporation, Prospect Advantage Network, Inc., a California corporation, and Pinnacle Health Resources, a California corporation, and (iii) Vice-President of each of ProMed Health Care Administrators, a California corporation, and ProMed Health Services Company, a California corporation, by the Issuer’s Board of Directors effective May 14, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2008
Date
/s/ Samuel S. Lee
Signature
Samuel S. Lee
Name/Title